Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

Press release

Lilium to establish airline operations in Europe

Munich, May 20, 2021: Lilium GmbH (“Lilium”), positioned to be a global leader in regional electric air mobility with the development of its electric vertical take-off and landing jet (“Lilium Jet”), and Luxembourg-based Luxaviation Group, one of the largest business aircraft and helicopter operators worldwide, today announced that Luxaviation Group plans to support Lilium in building out airline operations in Europe.

Lilium’s vision for a flexible transportation ecosystem is supported by world-class partners. Luxaviation Group brings over 60 years of experience operating passenger service with hundreds of aircraft under management and 10 Air Operator Certificates (“AOCs”) across Europe.

Building on Luxaviation Group’s track record, which includes securing the first European Union Aviation Safety Agency AOC approval for a business jet operator, the parties anticipate Luxaviation Group will become responsible for parts of the airline operations being developed by Lilium. This includes securing necessary approvals and managing pilots, which will be trained following a type rating concept developed by Lufthansa Aviation Training, another Lilium partner. As Lilium continues developing its launch networks in Europe for the planned commercial launch in 2024, Luxaviation Group will also work with Lilium on the development of its best-in-class customer experience, built around Lilium’s digital airline platform and the 7-Seater Lilium Jet.

“We are proud to be working alongside Luxaviation Group, a leading operator in the aviation sector with a track record in offering an innovative and customer-focused service, to build out the Lilium network in Europe. This marks a key milestone as we prepare for launch, and we look forward to working together to provide an exceptional airline service for our passengers,” explains Remo Gerber, Chief Operating Officer at Lilium.

Patrick Hansen, Group CEO at Luxaviation Group said: “Electric vertical take-off and landing aircraft will fundamentally change the way we travel, and the Lilium network is poised to be at the forefront of this sea change in aviation”. Christophe Lapierre, Head of Strategy of Luxaviation Group adds: “We are very pleased to have been selected by Lilium to be their partner in aircraft operations. As an early believer in advanced air mobility, we look forward to bringing our experience and credentials to the partnership with Lilium and building out a service that will truly feel like a first of its kind.”

Lilium has previously announced plans for launch networks in Germany through partnerships with Munich, Nuremberg, Dusseldorf, and Cologne/Bonn airports.

About Lilium

Lilium’s vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the 7-Seater Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working in partnership with world-leading aerospace, technology and infrastructure partners, commercial operations are planned to launch in 2024. Lilium’s 600+-strong team includes over 400 aerospace engineers and a leadership responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com

About Luxaviation

Since 1964, the Luxaviation Group has been tailoring private travel experiences for a global clientele.  Founded by André Ganshof van der Meersch, a Belgian entrepreneur, pilot and nobleman, our fifty plus-year history still proudly takes flight with our commitment to creating excellence through visionary, pioneering and innovative private aviation experiences.

Luxaviation Group is comprised of top-of-the line aviation brands: Luxaviation, Luxaviation Helicopters, Starspeed, and ExecuJet. Our more than 1300 employees work in an around-the-clock operation on five continents, delivering stellar service in the areas of aircraft management for private and commercial aircraft, private air charter services, and the management and operation of VIP passenger terminals in 26 airports around the globe.

Ever innovative in spirit, the group has leveraged its global perspective, carrying the value of its founder into its transformation as the world’s premier luxury experience travel company. Through the development of bespoke luxury travel packages in private jets, various ventures, fine wines, and our very own Luxaviation Client Service Training Academy, we are honoured to evolve our brand in keeping with the ever-changing luxury travel landscape.

Luxaviation considers corporate sustainability as an integral part of its business strategy. The company has been integrating sustainability into their decision-making process, actively handling social and environmental concerns that surround their business and continuously seek to improve their ways of operating. www.luxaviation.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the Lilium’s, Qell’s and Lilium N.V.’s  proposed business and business model, the markets and industry in which the Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and the Company’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group operates in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Lilium and Luxaviation are currently negotiating a definitive agreement to memorialize their relationship and no assurances can be given that an agreement will be reached or that terms may differ from what is currently expected.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the following risks: (i) the business combination with Qell Acquisition Corp. (“Qell”)  may not be completed in a timely manner or at all; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the business combination on Lilium Group’s business relationships, performance and operations generally; and (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to Lilium or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (“Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.